GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

October 20, 2011

Ms. Jessica Dickerson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

B-Maven, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment Two

File No.: 333-176376

Dear Ms. Dickerson:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement. The changes are made in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated October 11, 2011.

General

1.

As we indicated previously, the Company is not a “Blank Check” company as defined by Rule 419 of the Securities Act of 1933, as amended ("Rule 419") and, therefore, the registration statement need not comply with the requirements of Rule 419.

Rule 419 defines a "blank check company" as a company that:

   i.    Is a development stage company that has no specific business plan  or purpose [emphasis added] or has indicated that its business plan is to engage in a  merger or acquisition with an unidentified company or companies, or other entity or person; and

   ii.   Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

The Company has a very specific business purpose and a bona fide plan of operations which involves the planned sale of skin care products for which initial product formulas have been acquired. These matters are described in the section of the Prospectus entitled BUSINESS and subheadings thereunder. The fact that resources are limited does not change the fact that the Company has a business plan that it is attempting to implement. It also must and has disclosed its risks and limitations to potential investors. However, those risks and limitations do not mean that a business plan does not exist nor that efforts are not underway to implement the plan. The Company is an early development stage company and not a 419 company.

It is also reasonably common for development stage companies to have limited assets and resources as well as having a going concern explanatory paragraph in the report of its auditor. The Company is considering all possible avenues to develop its business. It believes that being a public company may increase its image and credibility in the marketplace and provide possible sources of funding. It has not done any formal studies to determine the likelihood of these things happening.

Lastly, the Company does not have any plans to engage in a merger or acquisition with any other company or companies or other entity or person. This is disclosed in the PROSPECTUS SUMMARY as follows. “The Company has no plans or intention to be acquired or merge with an operating business entity nor does the Company or any of its shareholders have any plans to enter into a change of control or similar type transaction.”

Prospectus Summary

2.

We have revised our disclosure to indicate that there are no plans to acquire or merge with another company.

Risk Factors

3.

We have made the requested changes to our risk factor referencing internal controls.

The Offering

4.

We have revised our disclosure.

5.

We have revised our disclosure.

Management’s Discussion and Analysis or Plan of Operation

6.

We have made the requested disclosure and further explanation as to our plan for financing.

7.

We have revised our disclosure and eliminated the phrase “secondary offering.”

Liquidity

8.

We have revised our disclosure.

9.

We have revised our disclosure.

Business

10.

We have revised our disclosure.

Employees

11.

We have corrected our disclosure.

Plan of Distribution

12.

We have made the similar revisions to prospectus cover page and summary of the offering.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

B-Maven, Inc.

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